December 3, 2021

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: GPL Holdings, Inc.

Form 10-12G

Filed October 1, 2021

File No. 000-56350

To the men and women of the SEC:

On behalf of GPL Holdings, Inc. (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated October 28, 2021 addressed to Mr. Sylvester Crawford, the Company’s Chief Executive Officer, with respect to the Company’s filing of its Form 10-12G on October 1, 2021.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) /Analysis

Form 10-12G filed October 1, 2021

Directors and Executive Officers, page 9

1. We note that Mr. Crawford is currently an officer and director of two other companies. Please indicate the extent to which Mr. Crawford is involved with the other companies and whether such involvement presents any conflicts of interest with respect to his role with GPL Holdings, Inc.

COMPANY RESPONSE:

We have amended our registration statement on Page 9 to state that Mr. Sylvester Crawford has the flexibility to work as officer/director with no minimum set hours per week at Medical Services, Inc. and Global Pharma Labs, Inc. The flexibility allows Mr. Crawford the ability to increase his hours with the Registrant if and when a target business combination is located and consummated. The business plans of the forgoing companies do not present a conflict of interest since they are not blank check companies.

Certain Relationships and Related Transactions, and Director Independence, page 12

2. You state that there have been no related party transactions or any other transactions or relationships required to be disclosed. However, we note on page F-1 of your financial statements a loan from a related party and on page F-7 that the loan was made to the company by your sole director and officer Mr. Crawford. Please revise your disclosure here to include this transaction and any similar transactions to date. Refer to Item 7 of

Form 10 and Item 404(d) of Regulation S-K.

COMPANY RESPONSE:

We have amended our registration statement on Page 12 to state that there has been one related party transaction as follows:

Loan to the Company

During the period ended July 31, 2021, our sole director, Lee Crawford, paid expenses on behalf of the Company totaling $960. These payments are considered as a loan to the Company which is noninterest-bearing, unsecured, and payable on demand.

Date: December 3, 2021

/s/ Sylvester Crawford

Sylvester Crawford

Chief Executive Officer